UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated July 03, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, July 03, 2025 Comisión Nacional de Valores

Re.: Relevant Matter

Dear Sirs,

We are writing to inform you that Mr. Gabriel Blasi, who currently serves as Chief Financial Officer (CFO) of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), has expressed his intention to step down from his position during the last quarter of the current year, for strictly personal reasons and in full agreement with the Company. Mr. Blasi concludes his extensive professional career having maintained an excellent working relationship with Telecom Argentina and having far exceeded the objectives entrusted to him.

We would like to thank Gabriel and the team he leads for their significant contribution and professionalism throughout the years, which have helped Telecom Argentina consolidate its position as an industry leader in a highly challenging environment.

During the transition period until his effective departure, the Company will activate the necessary succession plans to ensure continuity and quality in management.

Sincerely,

Telecom Argentina S.A.

/s/Luis Fernando Rial Ubago
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	July 03, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations